January 17, 2008

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Energizer Holdings, Inc. Form 10-K for the fiscal year ended September 30, 2007

Ladies and Gentlemen:

Energizer Holdings, Inc. (the “Company” or “Energizer”) hereby submits the responses of the Company to comments received from the Staff of the Commission in a letter from Mr. Brian R. Cascio, dated January 4, 2008 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that Energizer provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Form 8-K/A filed December 17, 2007

Un-Audited Interim Financial Statements as of June 30, 2007, page 41

1.
We note that you have included the condensed consolidating financial information required by Rule 3-10 of Regulation S-X in your annual audited financial statements but not in your unaudited interim financial statements.  Please tell us why the Rule 3-10 consolidating financial information is not included in your interim financial statements.

Response to Comment #1

The Company has previously reviewed the disclosure requirements of Rule 3-10 of Regulation S-X and the underlying debt obligations giving rise to the disclosure requirements of Rule 3-10 of Regulation S-X were obligations of the acquired company, Playtex Products, Inc. (“Playtex”).  In conjunction with the merger transaction, a tender offer to purchase the outstanding debt securities was initiated.  The Company purchased and retired $563 million, or more than 95%, of the outstanding notes in the tender offer.  The Company deposited funds with the trustees of each of the two debt issues to defease the remaining notes.  As a result, the Company had no disclosure requirements as it relates to Rule 3-10 of Regulation S-X in the Form 8-K/A filing dated December 17, 2007.  The Company elected to file the Playtex 2006 Annual Report on Form 10-K without eliminating the Rule 3-10 of Regulation S-X disclosure, even though it was no longer required, ensuring historical consistency with prior Playtex filings.

While the Company has no current disclosure requirements under Rule 3-10 of Regulation S-X, the requirements of the rule are noted and will be followed in the future, as required.

Pro Forma Financial Information, pages 53-55

2.
Please revise the footnotes to the pro forma financial information to disclose the allocation of your purchase price to each of the assets and liabilities acquired, including all identifiable intangible assets and goodwill.  You should also clearly indicate how you determined the values assigned to the identifiable intangible assets acquired.  We are unable to reconcile the payment of $1,875.7 to the amounts in the pro forma adjustments on page 54.  Also, we note that the pro forma adjustment to other intangible assets equaled $1,211.8 but your discussion of its components in footnote (b) totaled $1,365.2.  Please reconcile the difference.

Response to Comment #2

The Company acknowledges the Staff’s requests regarding the pro forma financial information included in the Form 8-K/A filing dated December 17, 2007.  Energizer has provided the requested reconciliations in the response below.  While all of the data requested by the Staff is included in the pro forma tables and footnotes, the Company acknowledges that the tabular reconciliation methodology presented below provides a more concise presentation of the consideration paid and the allocation of that consideration to the assets and liabilities acquired.  As a result, the Company confirms that this information will be incorporated into its pending Form 10-Q filing for the period ended December 31, 2007, which will be filed with the Commission no later than February 11, 2008.

Allocation of Purchase Price

Energizer acknowledges the Staff’s comment to disclose the allocation of our purchase price to each of the assets and liabilities acquired, including all identifiable intangible assets and goodwill including how we determined the values assigned to the identifiable intangible assets acquired.  The purchase price was allocated as follows:

Net assets of Playtex	$ 166.8	see Playtex historical column
Less: Playtex historical goodwill	(485.6)	see Playtex historical column
Less: Playtex historical deferred financing asset	(6.9)	see footnote (d)
Playtex debt repaid	590.9	see Playtex historical column
Playtex accrued interest paid upon debt repayment	11.5	see footnote (e)
Adjusted net assets of Playtex	276.7

Preliminary valuation - adjustment to inventory	30.0	see proforma adjustment column
Preliminary valuation - adjustment to intangible assets	1,211.8	see proforma adjustment column
Preliminary valuation - adjustment to fixed assets	31.4	see proforma adjustment column
Estimated current liabilities created	(71.1)	sum of items in footnote (e), less accrued interest above
Estimated long-term liabilities created	(7.3)	see footnote (f)
Deferred taxes on the above items	(428.2)	see footnotes (c), (f)
Goodwill	832.4	see footnote (h) and Playtex historical column
Purchase accounting adjustments	1,599.0

Purchase price	$ 1,875.7

The Company advises the Staff that upon completion of the fair value assessment, the final purchase price allocation may differ from the preliminary assessment included in the Pro Forma Condensed Balance Sheet and summarized above.  Any changes to the initial estimates of the fair value of assets and liabilities will be allocated to residual goodwill.

For purposes of the preliminary allocation, Energizer has estimated a fair value adjustment for inventory based on the estimated selling price of finished goods on hand at the closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity.  Energizer has established a fair value adjustment for Playtex’s property, plant and equipment using a cost approach for the operating fixed assets and comparable sales and property assessment data for the valuation of land.  Energizer has estimated the fair value of Playtex’s identifiable intangible assets using various valuation methods including discounted cash flows using both an income and cost approach. Estimated liabilities assumed in the transaction are primarily related to involuntary severance costs, exit plans and contractual obligations with no future economic benefit.  The estimated liabilities assumed were determined in accordance with EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination”.  Deferred income tax impacts as a result of purchase accounting adjustments are reflected using the best estimate of the applicable statutory income tax rates.

Reconciliation of Total Consideration Paid to the Pro Forma Balance Sheet

The Company provides the following reconciliation of total consideration paid:

Short-term borrowing	$ 175.0	see footnote (a)
Long-term borrowings	860.7	see footnote (a)
Borrowing to repay outstanding Playtex debt	590.9	see Long-term debt in the Playtex historical column
Total consideration from borrowings	1,626.6

Cash used - gross	261.0	see footnote (a)
Less: Amount paid for deferred financing fees	(7.5)	see footnote (d)
Less: Amount paid on deposit to collateralize open letters of credit
issued under the terminated Playtex credit agreement	(4.4)	see footnote (c)
Total consideration from available cash	249.1

Total consideration	$ 1,875.7

The Pro Forma Adjustments column of the Pro Forma Condensed Balance Sheet reflects the incremental impact to the combined balance sheets of Energizer and Playtex as a result of the transaction.  Since debt already existed in the Playtex historical balance sheet prior to the acquisition, only the incremental debt required to fund the transaction was included in the pro forma adjustment column.

Reconciliation of Other Intangible Assets

The Company advises the Staff that a similar treatment was used for other intangible assets. Since the Playtex Historical balance sheet included $153.4 of Other intangible assets, only the incremental increase required to bring the other intangible assets to the preliminary values estimated under purchase accounting was included in the pro forma adjustment column.  To reconcile:

Trademarks (indefinite lived)	$ 1,313.2	see footnote (b)
Customer Relationships (definite lived - 10 years)	43.9	see footnote (b)
Patents (definite lived - 7 years)	5.1	see footnote (b)
Non-Compete (definite lived - 18 months)	3.0	see footnote (b)
Total other intangible assets	1,365.2

Less: Other intangible assets - Playtex historical	(153.4)	see Playtex historical column

Incremental other intangible assets included in Pro Forma Adjustment Column	$ 1,211.8

3.	We note that your discussion in Note (b) refers to indefinite lived intangible assets, including trademarks. Please tell us the nature of any other indefinite lived intangible assets.

Response to Comment #3

Energizer acknowledges the Staff’s comment and clarifies that trademarks are the only indefinite lived intangible assets identified in the purchase price allocation for the Playtex acquisition.   The Company confirms that future filings will clarify this aspect of the purchase price allocation.

Form 10-K for the fiscal year ended September 30, 2007

Segment Results

4.
We note that beginning in the first fiscal quarter of 2008, because of the Playtex acquisition and subsequent realignment of management responsibilities, you will reduce your segments from three to two.  In addition, through your acquisition of Playtex, you will expand into new markets and products, while continuing your battery and razor and blades operations.  Please tell us the following:

•	The realignment of management responsibilities after the Playtex acquisition and how you concluded that you will have only two reportable segments under SFAS 131.

•	The specific financial information reviewed by your CODM for each of your products and businesses.

•
How you applied the aggregation criteria in paragraph 17 of SFAS 131 and how you reviewed each of the criteria in that paragraph, including the requirement for similar economic characteristics, in determining that the identified segments were properly aggregated under SFAS 131.  We note that some of the previously reported segments that will be aggregated such as North American and International Battery appear to have significantly different margins.

Response to Comment #4

The Company acknowledges the Staff’s comment regarding reportable segments under SFAS 131 and provides the following chronology and support for the segment changes noted in the Annual Report on Form 10-K dated September 30, 2007.

After Energizer Holdings, Inc. (Energizer) acquired Schick Wilkinson Sword (SWS) in April 2003, the  management structure consisted of three division Presidents reporting to the Energizer CEO (the “CODM”).  These divisions were:  1) North America Battery; 2) International Battery; and 3) Razors and Blades (global).

In 2004, the President of the North America Battery Division became the President of a new Global Battery Division.  At the same time, the President of the International Battery Division became the COO of Energizer and later CEO of Energizer.  At that time, when the leadership of the global battery business was consolidated under one President, we considered the appropriateness of two versus three operating segments.  However, given the history of internally reviewing the International and North America Battery businesses separately (at the Energizer CODM and Energizer Board of Directors level (the “Board”)), coupled with the specific backgrounds of the individual managers involved (i.e. North America Battery President had minimal international battery experience, while the new Energizer CEO had extensive experience in that area), a decision was made to continue reporting to the CEO and Board on a three segment basis, thus dictating three reportable segments for external reporting.  From 2005 until the end of fiscal 2007, the management of Energizer’s battery business took on an increasingly global focus under the new Battery Division President, who is the segment manager under the guidance of paragraph 14 of SFAS 131.  The subtotals of North America and International Battery continued to be reported, both internally and externally, but the distinction between the two became increasingly arbitrary as the management focus at the CEO and Board level evolved over this time to focusing on the strategies and profitability of the global battery business.

In July 2007, Energizer entered into an agreement to acquire Playtex.  In the acquisition evaluation process, it was also decided that the Playtex business would be managed together with the SWS business, creating a new Personal Care Division.  The President of the Razor and Blades Division became the President of the new Personal Care Division.  He has primary operating responsibility for all of the SWS and Playtex businesses and is the segment manager under the guidance of paragraph 14 of SFAS 131.  It is anticipated that future acquisitions related to personal care products would be managed by the Personal Care Division.

Simultaneously, the focus of the management of the battery business has increasingly included consideration of additional product lines which compete in the “household products” portion of the packaged consumer products industry, because such businesses are viewed as highly compatible with the battery, battery charger and lighting products currently marketed within the Battery Division.  Any future acquisitions in the household product category are planned to be integrated into the existing Battery Division structure.  As such, the Battery Division has been renamed the Household Products Division, as of October 1, 2007.

The Playtex acquisition was consummated on October 1, 2007.  Thus Energizer will begin reporting Playtex results in its December 2007 quarter.  In fiscal 2008, the financial package reported to the Energizer CEO and to the Board has been revised to focus the presentation on the Household Products and Personal Care Divisions.  This is the only discrete financial data provided on a regular basis to the CODM.  Subtotals of North America or International Battery results are no longer reported to the Energizer CEO and Board level in fiscal 2008 and beyond. In addition, Energizer will restate corresponding information for earlier periods under paragraph 34 of SFAS 131, unless it is impracticable to do so.

The monthly financial book provided to the CODM summarizes the consolidated Energizer results, as well as results for Household Products (HH) and Personal Care (PC).  The book contains the following major sections:

1)
Consolidated information:  includes a consolidated financial highlights, earnings statement, segment earnings statement, balance sheet and cash flow page.  All earnings-based schedules present current month or quarter and year to date totals, with comparisons against prior year and budget.  The segment earnings statement presents sales and segment earnings of the HH and PC divisions, along with non-segment expenses (corporate expense, interest, amortization of intangibles, etc), working down to earnings per share.  The 5 pages in the consolidated section are the standard monthly book provided to the Board.

2)
Segment Financial Information:  includes a segment earnings statement for HH and PC presenting gross sales, net sales, cost of goods sold, gross margin, advertising, promotion, and overhead costs, to arrive at segment profit.

The segment financial information section also includes directional information for approximately 70 countries/markets where either the HH or PC operating segment operates.  These schedules present sales (in US$) on a year to date basis, versus the prior year, as well as a total gross margin percentage and year over year gross margin percentage point change.  These schedules are provided to the CODM to provide context when assessing the overall performance of each operating segment.  However, they are viewed by the CODM and the Company as directional only and not sufficient to provide a meaningful assessment of the performance of individual countries or areas of the global operating segment.  As such, this does not meet the definition of an operating segment under paragraph 10 of SFAS 131, as it is not discrete financial information.

The segment financial information section also includes schedules with directional information about selected product lines within the operating segment.  This schedule shows year to date sales units and dollars, percent increase or decrease in sales units and dollars versus the prior year, and sales dollar variances broken into volume, price/mix and currency exchange.  These schedules also include a gross margin percentage and gross margin percentage point change versus the prior year for selected product lines.  A total of eight HH and 21 PC product lines are reflected in these schedules.  The information is directional in nature to provide a better understanding of the overall performance of the divisions.  The CODM and Company believe this level of information is insufficient to allow for meaningful assessment of the performance of individual product lines. As such, this does not meet the definition of an operating segment under paragraph 10 of SFAS 131, as it is not discrete financial information.

3)
VEMP section:  This section analyzes the business performance in the context of Volume, Exchange (currency) Mix and Price (VEMP).  This analysis is presented for HH and PC, analyzing key financial subtotals from sales through segment profit.  Such analysis is presented for the current month or quarter and year to date, vs comparable prior year period.

4)
Corporate Expenses:  This section presents detailed information for general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment and amortization of acquired intangible assets.  Financial items, such as interest income and expense are also included, as they are managed on a global basis at the corporate level.

5)
Balance Sheet Detail:  This section presents condensed balance sheet for the HH and PC Divisions along with a “corporate” balance sheet for items that are not allocated to the divisions.  These three balance sheet categories are accumulated to a condensed, consolidated total company balance sheet for the current month and the corresponding month in the prior year.  In addition to the balance sheet, this section includes an analysis of working capital for the total company as well as the HH and PC divisions.

6)
Capital:  This section presents total capital expenditures classified into three categories – HH Production, PC Production and Non-Production.  In addition, individual projects with total expenditures in excess of $1 million are summarized by project. The time periods presented include current month, year to date, year to go and total year for the current and prior year.

Household Products and Personal Care are the operating segments of Energizer, as these components of our Company are the activities in which we earn revenues, and whose operating results are regularly reviewed by the Energizer CEO and for which discrete financial information is available.  Thus, Energizer has only two operating segments under the guidance of paragraph 10 of SFAS 131, which are also reportable segments, as of the quarter ended December 31, 2007, as they do not meet the aggregation criteria.  There are no additional operating segments to aggregate under the guidance of paragraph 17 of SFAS 131.

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If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 314-985-2000.

Very truly yours,

/s/ Daniel J. Sescleifer

Daniel J. Sescleifer, Chief Financial Officer